     Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Interest in Exploration Block Northeast of Java
Paris, August 1st, 2006 — Total has signed an agreement with Indonesia’s PT Easco East Sepanjang to farm into the offshore East Sepanjang block, northeast of Java, with a 49 % working interest. The Group also has the option of acquiring an additional 41 % interest at a later date, provided specific conditions are met.
Lying in water depths ranging from 400 to 1,000 metres, the East Sepanjang block covers around 5,100 square kilometres. A seismic survey will be conducted by year-end and an exploration well drilled in 2007. Total will assume operatorship after the first 3 years “Firm Commitment” exploration period.
Present in Indonesia since 1968, Total is the country’s leading gas producer and supplies more than 70 % of the feed gas for the Bontang liquefaction plant, on behalf of the 50-50 Total-Inpex joint venture, operator of the Mahakam block in which the Tambora, Tunu and Peciko gas fields are located. The Group produced more than 2.6 billion cubic feet per day of gas in Mahakam in first-half 2006. Output will be maintained at this level at least through 2010. Total is also a top-tier oil and condensates producer, with operated output of 88,000 barrels per day in 2005.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com